

February 25, 2015

Via E-mail
Mr. James Rhyu
Chief Financial Officer
K12, Inc.
2300 Corporate Park Drive
Herndon, VA 20171

      Re: **K12, Inc.**
             Form 10-K for the Fiscal Year Ended June 30, 2014
             Filed August 15, 2014
             Response dated February 6, 2015
             File No. 001-33883

Dear Mr. Rhyu:

We have reviewed your response letter and have the following comment. As noted in our letter dated January 23, 2015, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2014

Comparison of Years Ended June 30, 2014 and 2013, page 74

1.   We note that in response to comment 3, you attribute the overall decline in enrollment growth rate in 2014 to operational issues in processing applications. In your future MD&A discussions, please describe in sufficient detail any issues impacting the growth in enrollment similar to the events and circumstances explained in your response to comment 3. Please note in this disclosure any issues, such as the imposition of an

enrollment cap in Tennessee or the transition of certain schools (i.e., Colorado, Kansas, and Hawaii) from managed to non-managed programs that may impact the future trend in enrollment growth, revenues and operating income.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director